GRAF Medical Imaging, Inc.

Partners in Life



A New Brand in X-ray

Proven Products, Expanding Markets

The Plan is Simple…

Provide users more choice, lower cost and higher value

Provide independent dealers more products and better margins

Provide imaging manufacturers a ready path-to-market

Build a platform for unlimited growth
“Amazon of Medical Devices”

Major brands sell direct to end-users

Limits Choice

Fixes Price

Excludes Independent dealers


We Are C-Arms



Dealers

Face tough competition against major brands

- Limited product mix
- Restricted access to customers
- Used / refurbished equipment

Manufacturers

High barriers to enter US market

- High cost
- FDA approvals
- Language / Cultural Barriers
- Limited network

X-ray’s New Brand

Connects Medical Imaging manufacturers to US dealers

A ready path-to-market


WDM 万东
xray SWISS
PERLOVE
ALMAX IMAGING
新元素
New Element
M.I.Tech

Connections

A Network of Dealers

High Quality Equipment

Brand new equipment
Newest technology
Dealers compete “head to head” with major brands.

Plug and Play

Hassle-free installation
Reliable technical support

Lower Price, Higher Profit

Prices 20% less than major brands
Generous margins for dealers

Platform for growth

More manufacturers
More and more products
No limits to expansion

Connections

A Consortium of Manufacturers

Larger Market

Access to US market
Largest market for diagnostic imaging products

FDA

All FDA and regulatory clearances handled by GRAF

Shared Success

As shareholders, manufacturers have a vested interest in the overall success of GRAF.

Enhanced Identity

All products marketed and sold under the GRAF brand

Full line of products
Reliable support
Extended warranty

X-ray to MRI

World-class systems


GRAF
Medical Imaging, Inc.

Direct Digital Radiography

multiple configurations


Combi Ciel

C-arm Fluoroscopy

a model for every application











Interventional Cardiology/ Angiography

Cath Lab


GRAF
GRAF

MRI

three models


GRAF


GRAF




GRAF

Urology

ESWL Lithotripters

- Non-invasive treatment of kidney stones
- Built-in C-arm to locate stones
- Electromagnetic shock waves crush stones
- Outpatient procedure
- No anesthesia
- Painless


X5000 DT
GRAF
X5000 DT

X-Ray Generator

Alternative-Energy Technology

- Works with any power source ANYWHERE
- Provides access to emerging markets
- Saves money in developed countries
- No need for 3 Phase electric service
- Lower power bills



Veterinary

Imaging Products for Animal Healthcare

- Increasing numbers of pet owners
- US veterinary spending approaching $20 Bn
- Products exempt from FDA
- Can be marketed and sold immediately
- Significant revenue Year 1

How it works


Inspection
Final Assembly
Testing
Staging & Calibration

Consortium Manufacturers
Systems , sub-assemblies, parts

Component Suppliers
X-ray tubes, receptors, monitors, etc.

Dealer Network
Finished products
“Plug & Play” Installation

Products identified for market demands

Manufacturers vetted for quality and stability

Dealers chosen for long-standing, trusted customer relationships

NO LIMITS TO EXPANSION

How it pays

Consistently high EBITDA
20 – 25%

Consortium Manufacturers
GRAF's purchase margin **40%**

Dealer Network
Sales margin **35%**

Clinical Users
Savings over major brands **20%**

Market

Global Medical Imaging Equipment Market

2019 Value: ***US$32.9Bn***

- Increasing emphasis on early diagnosis
- Advancement in medical technology
- Increasing demand for advanced X-ray devices



Largest Market
40% Market Share
NORTH AMERICA
EUROPE
ASIA PACIFIC
REST OF THE WORLD



Global CAGR 4.9%
70
60
50
40
30
20
10
0
$ Bn
$32.9
$14.5
$48.2
X-ray
Total Value
2019
Year
2027

Market Segmentation

Global Medical Imaging Equipment Market

Digital X-ray is largest market segment

- Ubiquitous usage
- Prevalence of orthopedic injury
- Rising patient awareness
- Less exposure to radiation
- Higher quality of images
- Cost-effective diagnostic techniques
- Efficient procedural systems



Largest Segment
30%
X-ray
Ultrasound
MRI
CT
Nuclear
Others

Source: Straits Research

Competitive Landscape


Global Market Share % (2017)
0 0.05 0.1 0.15 0.2 0.25
Varex Imaging 1.4%
Hologic 1.5%
Konica Minolta 2.2%
Carestream Health 3.0%
Hitachi 3.0%
Fujifilm Holdings 5.5%
Canon 9.8%
Philips 19.7%
General Electric 22.2%
Siemens 23.2%
Others 8.5%
Others 8.5%
Projected share within 5 yrs.
GRAF 2.2%

Manufacturer	Full Line of Equipment	Only X-ray Tubes and Receptors	No Mobile C Arms
Varex Imaging		x	
Hologic			
Konica Minolta			x
Carestream Health			x
Hitachi			x
Fujifilm Holdings			x
Canon			x
Philips	x		
General Electric	x		
Siemens	x		
GRAF	x		

These projections are based on industry trends, customers circumstances and other factors, and they involve risks, variables and uncertainties. Actual performance results may differ from those projected. No guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein.

Source: https://www.statista.com/statistics/331739/top-global-companies-by-diagnostic-imaging-market-share/

Our plan is different

- Disrupts the traditional sales model
- Unleashes independent dealers
- High-end systems priced lower
- Hundreds of sales reps at no cost to GRAF
- On-going R&D at no cost to GRAF

The pieces are in place

6



Six Consortium Member manufacturers

21



21 New Products

70+



Over 70 Distribution Partners

70



Founders with 70 years combined experience in X-ray



Website created and growing



Dedicated Law Firm Retained

Consortium Members

X-ray SWISS
Alternative-energy technology

Perlove
Mobile surgical C-arms; Digital radiographic systems; Veterinary imaging

WDM
Cath Labs; MRI; Digital radiographic systems; Mobile X-ray systems

New Element
Urology treatment systems (Lithotripters)

Almax Imaging
Mobile surgical C-arms; Mobile X-ray systems and Veterinary imaging systems

M. I. Tech
Lithotripters; Stents and Consumer health products



Seed Round Funding



$1M

- Begin FDA Process
- Establish Marketing Budget
- Increase Headcount to 10
- $4M Revenue Year 1
- EBITDA $1.8M

These projections are based on industry trends, customers circumstances and other factors, and they involve risks, variables and uncertainties. Actual performance results may differ from those projected. No guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein.

Revenue Forecast

	Year 1	Year 2	Year 3	Year4	Year 5
Revenue*	$4,627	$16,398	$24,535	$67, 919	$188,152
Units sold	44	148	202	644	1,596
EBITDA*	$617	$3,854	$5,612	$16,328	$45,223
Head Count	10	19	29	88	212

**(in 000's)*

These projections are based on industry trends, customers circumstances and other factors, and they involve risks, variables and uncertainties. Actual performance results may differ from those projected. No guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein.

Next Steps

- **Founding**
  - ✓ Consortium Members signed
  - ✓ Dealer Network established
- **$1M Seed**
  - ➢ FDA process starts
  - ➢ Veterinary sales begin

  **Veterinary products not subject to the same regulatory oversight*
- **Year 1**
  - ➢ FDA Completed
  - ➢ Dealers trained
- **Series A**
  - ➢ Marketing expanded
  - ➢ Medical Sales launched
- **Year 2**
- **Mini IPO**
  - ➢ International marketing begins
  - ➢ Exit Ramp for early investors
- **Year 3**
- **Year 4**
  - ➢ USA assembly facility built
- **Year 5**
  - ➢ Begin expansion into emerging markets
  - ➢ Integrate additional products and manufacturers

These projections are based on industry trends, customers circumstances and other factors, and they involve risks, variables and uncertainties. Actual performance results may differ from those projected. No guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein.

Our Team



Gary Kohler
25 years in X-ray
Entrepreneur
Broadcasting
Advertising
Sales and Marketing

President/CEO



Bruno Wuest
44 years in X-ray
Entrepreneur
MBA
Design Engineer

Executive Chairman

Founders



Susi Lugo
MBA
Supply/Business Analyst
BS, Marketing

VP Sales & Mkt



Monica DeMarco
7 years in X-ray
Business Administration
Sales, Public Relations
Mechanical engineering

COO



Simon Clow B.S., R.T.
(CI) (ARRT)
Vascular Radiography
Radiology Administration

Applications Spl.



Daniel Sickinger
10 years in X-ray
EE with background in IT
Network Consultant
Electronics repair

Sr. Engineer



Harshana Nakandala B.S.
(CCNA) (MCSE) (ITIL) (CCNA Security)
6 years in X-ray
CiscoTechnologies Integration
Microsoft Specialist

Manager, IT/Cybersecurity



Thanujaa Nakandala
MBA
Risk Management, Fraud Control VISA
Finance & Reconcilliation HSBC

Finance Manager



Dawn Hearn
17 years
Corporate accounting
Business strategy analyst
Corporate tax specialist

Accountant

Our Advisors



Russell D. Goode, MD, (Orthopaedic Trauma Surgeon)
Independent Board Member
University of South Alabama School of Medicine with honors (2010)
University of South Alabama School of Medicine, Orthopaedic Residency (2012)
Orthopaedic Trauma Fellowship, University of Missouri (2016)
Orthopaedic surgeon with The Orthopaedic Group (2016-2018)
Currently with Alabama Orthopaedic Clinic, PC.



Robert S. Adams, (Arbitrator, American Arbitration Assn.)
Independent Board Member
Professional arbitrator and mediator for over 20 years
Consultant for private and governmental organizations
Owner of Templeton Resolution Group and
Rocky Mountain Resolve



Jim Lewis, Attorney
Specialized in business law and litigation for over 25 years.
Concentrates on corporate and securities law.
Member of the National Association of Securities Dealers Board of Arbitrators.
NASD arbitrator and advocate on numerous securities-broker-dealer disputes.
Assists development-stage corporations to raise equity capital and position themselves for public offerings.
University of Utah, BS degree. University of San Diego. Law degree.
Member of the Utah State Bar, and its litigation, real property, business law, securities, and
corporate counsel sections.

THANK YOU

GRAF

Medical Imaging, Inc.

Partners in Life